UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

YuMe, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

98872B104
(CUSIP Number)

Jonathan Brolin 2 Depot Plaza Bedford Hills New York 10507 (914) 239-3117
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	98872B104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jonathan Brolin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,756,937

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,756,937

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,756,937

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	98872B104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Edenbrook Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,756,937

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

1,756,937

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,756,937

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	98872B104

Item 1.	Security and Issuer.

This statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $0.001 (the "Common Stock"), of YuMe, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 1204 Middlefield Road, Redwood City, CA, 94063.

Item 2.	Identity and Background.

(a)-(c)
This Schedule 13D is being filed jointly by (i) Edenbrook Capital, LLC ("Edenbrook"), a New York limited liability company, as the investment manager to certain private investment funds, with respect to Common Stock owned by such private investment funds, and (ii) Jonathan Brolin ("Mr. Brolin"), a United States citizen and the principal of Edenbrook with respect to the Common Stock owned by such private investment funds (collectively, the "Reporting Persons").

Mr. Brolin's present principal occupation or employment is acting as a private investor.  The principal business address of Mr. Brolin and Edenbrook is 2 Depot Plaza, Bedford Hills, New York 10507. Mr. Brolin is the Managing Member of Edenbrook and, as such, is in the position to determine the investment and voting decisions made by Edenbrook.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The net investment costs (including commissions, if any) of the Common Stock directly owned by the private investment funds advised by Edenbrook is approximately $5,918,034.78.  The Common Stock was purchased with the investment capital of the private investment funds advised by Edenbrook.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Common Stock to which this Schedule 13D relates for investment purposes in the ordinary course of business. The Reporting Persons acquired the Common Stock because they believed that the Common Stock reported herein, when purchased, represented an attractive investment opportunity.

On February 12, the Reporting Persons filed an initial Schedule 13D, outlining a series of steps that the Reporting Persons believed that the Issuer should undertake in the interests of creating more long-term value for all shareholders.  These steps included showing: 1) increased transparency regarding core U.S. profitability and the extent of international operating losses; 2) a detailed path to higher profitability stemming from reasonable cost savings in sales and marketing and general and administrative expenses that would simply put the company in line with industry averages; and 3) a commitment to returning excess capital to shareholders through a $25 million share repurchase plan, which would have allowed the Issuer to take advantage of the significant gap between the then current price and the much higher levels that could reasonably be achieved using the conservative estimates outlined in the initial 13D; further, such a repurchase plan would have allowed significantly more value to accrete on a per-share basis to long-term shareholders, including members of management and the board of directors of the Issuer (the "Board").  The Reporting Persons suggest that interested parties review the initial 13D for a specific breakdown of the cost savings opportunities and resultant potential value creation.

When the Issuer held its earnings call on February 18, however, it provided no additional color on the transparency requested nor on the path to profitability.  The Issuer outlined $4 million of annual cost savings, but this number had already been disclosed on the November 5, 2015 earnings call, and did not represent any additional savings.  The Issuer did announce a share repurchase plan, but only for $10 million.

The Reporting Persons believe that the Issuer operates in an industry, digital video advertising, with attractive secular growth opportunities.  Such growth, coupled with expense savings, could drive dramatic improvements in profitability.  As evidence of this growth, the Issuer reported on February 18 that its top 20 customers grew 19% in the fourth quarter of 2015.  With the top 20 customers accounting for approximately 40% of revenue, that's approximately 8% growth just from those customers, yet the entire company saw revenue shrink by almost 6%.  The Reporting Persons believe that this difference between top customer growth and overall revenue decline suggests that significant inefficiencies exist in the Issuer's go-to-market strategy and sales execution, lending further credence to the Reporting Persons' suggestion to meaningfully scale back on sales and marketing and international spending.

Therefore, the Reporting Persons are reiterating their request for further transparency and increased cost savings, as outlined in the original 13D.  Further, the Reporting Persons believe that the Issuer has spent significant operating capital in opening and maintaining unprofitable international locations that yield little total revenue and have generated negative returns on invested capital.  Therefore, the Reporting Persons are additionally requesting that $30 million of the Issuer's cash be returned to shareholders via a special dividend.  Such a special dividend would still leave the company with approximately $30 million of cash, more than enough to run the business, and would protect shareholders from future capital allocation decisions that yield little to no, or negative, value.  As profitability continues to improve, the Reporting Persons believe that free cash flow generation will accelerate, creating additional opportunities for returning cash to shareholders.

The Issuer is now engaged in an expensive and potentially distracting proxy contest with another shareholder.  The Reporting Persons believe that this could have been avoided had the Reporting Persons' roadmap for value creation been adopted.  The Reporting Persons welcome continued constructive dialogue with management and the Board of the Issuer to improve revenue generation and expense management, increase profitability and free cash flow generation, and close the significant gap between current price and reasonable estimates of value.

The Reporting Persons and their representatives have, from time to time, engaged in, and expect to continue to engage in, discussions with members of management and the board of directors of the Issuer, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer's business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value.

The Reporting Persons continually evaluate their investment in the Common Stock and may in the future seek to acquire additional Shares or to dispose of all or a portion of the Common Stock beneficially owned by them. Any such acquisition or disposition may be effected through privately negotiated transactions, in the open market, in block transactions or otherwise.  In addition, the Reporting Persons may enter into hedging or derivative transactions with respect to the securities of the Issuer, including Common Stock beneficially owned by them. Any determination to acquire or dispose of securities of the Issuer will depend on a number of factors, including the Issuer's business and financial position and prospects, other developments concerning the Issuer, the price levels of the Common Stock, general market and economic conditions, the availability of financing and other opportunities available to the Reporting Persons.

Other than the above, The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)-(c)
As of the date hereof, (i) Edenbrook and Mr. Brolin may be deemed to be the beneficial owners of 1,756,937 shares of Common Stock, constituting 5.0% of the shares of Common Stock, based upon 34,811,521 shares of Common Stock outstanding as of February 29, 2016, as set forth in the Annual Report on 10-K for the year ended December 31, 2015 filed by the Issuer on March 10, 2016.

Edenbrook has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 1,756,937 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 1,756,937 shares of Common Stock.

Mr. Brolin has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 1,756,937 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 1,756,937 shares of Common Stock.

There have been no transactions by the Reporting Persons in the securities of the Issuer during the past sixty days.

The Reporting Persons specifically disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Item is not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 29, 2016
(Date)

Edenbrook Capital, LLC

By:	/s/ Jonathan Brolin
Jonathan Brolin, Managing Member

Jonathan Brolin
/s/ Jonathan Brolin

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated April 29, 2016, relating to the Common Stock, par value $0.001 of YuMe, Inc. shall be filed on behalf of the undersigned.

April 29, 2016
(Date)

Edenbrook Capital, LLC

By:	/s/ Jonathan Brolin
Jonathan Brolin, Managing Member

Jonathan Brolin
/s/ Jonathan Brolin

SK 27438 0001 7141701